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                                                                    EXHIBIT 99.3

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             As Adopted Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

              In connection with the Annual Report and Transition Report on Form 20-F of Silverline Technologies Limited (the "Company") for the fiscal year ended March 31, 2002, and the transition period from April 1, 2002 to June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof, I, Ravi Subramanian, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. (s)1350, as adopted pursuant to (s)302 of the Sarbanes-Oxley Act of 2002, that:

         1. I have reviewed this annual report and transition report on Form 20-F of Silverline Technologies Limited;

         2. Based on my knowledge, this annual report and transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report and transition report ; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report and transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report and transition report.

Dated:  February 15, 2003              By:  /s/ Ravi Subramanian
                                           -------------------------------------
                                            Ravi Subramanian
                                            Chairman and Chief Executive Officer

         This certification accompanies this Annual Report and Transition Report on Form 20-F pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.